02045839

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the second quarter ended November 30, 2001

Lorus Therapeutics Inc.
(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7
(Address of principal executive offices)

SEC MAIL PROCESSING SECTION RECEIVED JUL 10 2002 WASH, D.C. 155

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __X__

PROCESSED JUL 17 2002 THOMSON FINANCIAL

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: July 8, 2002

By: ____________________
James Parsons
Vice President, Finance

LORUS

committed to quality
for life

LORUS THERAPEUTICS INC.

Second Quarter September 1, 2001 to November 30, 2001

Dear Shareholders:

A busy second quarter saw the achievement of a number of Lorus milestones in our clinical and business development programs as well as in meeting our human resource needs. Now a Phase III company with a strategic commercial partnership for our lead drug, Lorus is primed to build on the accomplishments of the year to date and work towards the ultimate goal of commercialization of our products. With drug candidates being studied in all phases of development, we are well positioned to continue partnership discussions with a focus on our Phase III product Virulizin®.

Virulizin® Phase III Clinical Trial Initiation

A Phase III clinical trial to evaluate Virulizin® for the treatment of advanced pancreatic cancer was initiated. The double-blind, randomized clinical trial will be conducted at approximately 40 North American medical centers with the goal of enrolling 350 patients with advanced (unresectable, recurrent or metastatic) pancreatic cancer. Patients will be randomized to receive either treatment with gemcitabine or treatment with gemcitabine in combination with Virulizin®. Those patients who fail or become refractory to gemcitabine will then be treated with 5-Fluorouracil (5-FU) or with 5-FU in combination with Virulizin®.

Commercial Partnership

Early in the quarter, Lorus executed an agreement with Faulding, Inc. for the sale and distribution of Virulizin® in Mexico where the product is approved for the treatment of malignant melanoma. This agreement represents a near term source of revenue for the company. Under the terms of the agreement, Lorus will receive royalties from the sales of Virulizin® and will be responsible for its manufacturing. Faulding will share in any additional clinical development and regulatory costs that the two companies agree are appropriate.

Antisense Phase II Clinical Trial Expansion

Lorus expanded the Phase II clinical trial of its antisense drug GTI-2040 in patients with advanced or metastatic renal cell carcinoma. The study will investigate the effectiveness of the combined use of GTI-2040 and capecitabine, an oral treatment that has shown promising response rates in patients with metastatic renal cell carcinoma.

CEO Announcement

Dr. Jim A. Wright was named chief executive officer (CEO) at the beginning of the quarter. Through his leadership, the company's drug development programs have advanced with the initiation of the Phase III clinical trial and the expansion of the antisense Phase II clinical trial program. The company's first sales and distribution agreement was finalized, and Lorus was represented at a number of scientific and business conferences. As CEO, Dr. Wright will continue working with his team to advance the company's strategic goals.

Dr. Raafat Fahim was introduced as president and chief operating officer (COO). He has extensive research, product development, quality operations, global registrations and manufacturing experience. Dr. Fahim's focus as president and COO will be on operations responsibilities and to work with the CEO to provide leadership to the company.

Presentation of significant pre-clinical findings for NC381

Subsequent to the quarter end, the results of a pre-clinical research program were announced at an American Association for Cancer Research conference, showing that the small molecule known as NC381 exhibits potential inhibitory effects on prostate tumor growth with no apparent toxicity. These results join other data demonstrating that the small molecule compound may be an effective therapeutic agent for the treatment of lung, pancreatic and skin cancers.

Management's Discussion and Analysis

The following information should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report, and should also be read in conjunction with the audited consolidated financial statements and notes, and management's discussion and analysis contained in the Company's annual report for the year ended May 31, 2001. All amounts are expressed in Canadian dollars unless otherwise noted.

Overview

Lorus has incurred annual operating losses since inception related to the research, manufacturing, and clinical development of its proprietary compounds. The agreement recently signed with Faulding Canada Inc. for sales and distribution of Virulizin® in Mexico and other Latin American markets is expected to provide Lorus with its first product revenue. Royalty revenue from this agreement will partially offset future research and development costs, but losses will continue as Lorus further invests in its pre-clinical research and clinical drug development programs.

Results of Operations

Research and Development

Research and development expenses for the second quarter of fiscal 2002 decreased to $2,093,000 compared to $2,694,000 for the second quarter last year. For the six months ended November 30, 2001 research and development expenses decreased to $4,235,000 compared to $4,328,000 for the same period last year. Costs were lower in fiscal 2002 due to drug purchases in the amount of $1,207,000 and $1,353,000 for the three month and six month periods ended November 30, 2000, respectively, with no corresponding purchases in fiscal 2002. Partially offsetting this decrease was increased spending on drug development activities. Development program costs in 2002 increased by $606,000 and $1,260,000 for the three month and six month periods ended November 30, 2001, respectively, over the comparable periods last year. These increases were due to a larger clinical trial program in 2002 which included completing the GTI-2040 phase I/II trial, the initiation of the GTI-2040 phase II trial in patients with renal cell carcinoma, the initiation of the GTI-2501 phase I trial and the initiation of the pivotal Phase III trial for Virulizin® for the treatment of advanced pancreatic cancer.

General and Administrative

General and administrative expenses for the second quarter of fiscal 2002 were $1,583,000 compared to $1,345,000 during the same period last year. The increase was due mainly to advisory services and added personnel to support an increased level of corporate activities. For the first six months of 2002, general and administrative expenses were $2,645,000 which was comparable to $2,563,000 for the same period last year.

Depreciation and Amortization

Depreciation and amortization was $567,000 for the second quarter of 2002 compared to $513,000 for the same period last year. For the first six months of 2002, depreciation and amortization expenses were $1,022,000 compared to $947,000 for the comparable period last year. The increase in both periods was due mainly to the amortization of stock-based compensation charges.

Interest Income

Interest income decreased to $560,000 in the second quarter of 2002 compared to $746,000 in the second quarter of 2001. For the first six months of 2002, interest income was $1,163,000 compared to $1,496,000 for the comparable period last year. The decrease for both periods in 2002 was due to lower cash and short-term investment balances in 2002 and the decline in market interest rates over the last twelve months.

Net Loss

For the second quarter ended November 30, 2001, Lorus incurred a loss of $3,683,000 ($0.03 per share) compared to a loss of $3,806,000 ($0.03 per share) for the second quarter last year. On a year-to-date basis, the loss was $6,739,000 ($0.05 per share) for the first six months of 2002 compared to $6,342,000 ($0.05 per share) for the comparable period last year.

Liquidity and Capital Resources

Since inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. Lorus has sufficient cash for several years of operations but may need to raise additional capital to fund operations over the long-term.

Operating Cash Requirements

Cash used in operating activities (cash burn) for the second quarter of 2002 was $3,981,000 compared to $1,762,000 for the second quarter last year mainly due to changes in non-cash working capital balances. For the six months ended November 30, 2001, cash burn was $7,025,000 compared to $4,625,000 for the same period last year due mainly to changes in timing of accounts payable and the increased level of research and clinical activities. Over the next twelve months, the cash burn is expected to increase from the larger number of clinical trials underway.

Due to the growth experienced by the Company a new lease has been signed for a facility in Toronto to combine the two current operating locations in the fourth quarter of fiscal 2002. This relocation will result in a small increase in operating costs and will require some equipment and facility capital expenditures to replace shared facilities currently in place at our Sunnybrook and Women's College Hospital location.

Cash Position

At November 30, 2001 Lorus had cash and cash equivalents and short-term investments totaling $42.4 million compared to $48.8 million at May 31, 2001. Working capital was $40.2 million at November 30, 2001 compared to $44.5 million at May 31, 2001.

Jim A. Wright

Dr. Jim A. Wright
Chief Executive Officer

Forward Looking Statements

Except for historical information, this quarterly report contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this quarterly report might not occur.

For more information:

Ashli MacInnis
Lorus Therapeutics Inc.
Tel: 905 305 1100 ext. 238
Fax: 905 305 1584
Email: ir@lorusthera.com
Website: www.lorusthera.com

Consolidated Balance Sheets

(Amounts in 000's) (Canadian Dollars)	November 30, 2001 (unaudited)	May 31, 2001 (audited)
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,787	$ 2,783
Short-term investments	40,566	46,035
Prepaid expenses and amounts receivable	1,033	1,504
Total current assets	43,386	50,322
Capital assets	290	262
Goodwill	1,333	2,060
Acquired research and development	8,289	9,163
	$ 53,298	$ 61,807
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 933	$ 3,128
Accrued liabilities	2,279	2,737
Total current liabilities	3,212	5,865
Shareholders' equity		
Share capital		
Common shares		
Authorized: unlimited number of shares; Issued and outstanding (000's): November 30, 2001 – 143,500 May 31, 2001 – 142,411	118,553	117,150
Warrants	–	729
Deferred stock-based compensation	(346)	(555)
Deficit accumulated during development stage	(68,121)	(61,382)
Total shareholders' equity	50,086	55,942
	$ 53,298	$ 61,807

See accompanying notes to unaudited consolidated financial statements

Consolidated Statements of Loss and Deficit (unaudited)

(Amounts in 000's except for per common share data) (Canadian Dollars)	**Three months ended Nov. 30, 2001**	Three months ended Nov. 30, 2000	**Six months ended Nov. 30, 2001**	Six months ended Nov. 30, 2000	Period from inception Sept. 5, 1986 to Nov. 30, 2001
EXPENSES					
Research and development	**$ 2,093**	$ 2,694	**$ 4,235**	$ 4,328	$ 42,085
General and administrative	**1,583**	1,345	**2,645**	2,563	26,493
Depreciation and amortization	**567**	513	**1,022**	947	6,466
Net gain on sale of capital assets	**–**	–	**–**	–	(126)
Interest income	**(560)**	(746)	**(1,163)**	(1,496)	(6,797)
Loss for the period	**3,683**	3,806	**6,739**	6,342	68,121
Deficit, beginning of period	**64,438**	48,705	**61,382**	46,169	–
Deficit, end of period	**$ 68,121**	$ 52,511	**$ 68,121**	$ 52,511	$ 68,121
Loss per common share	**$ 0.03**	$ 0.03	**$ 0.05**	$ 0.05	
Weighted average number of common shares outstanding (000's)	**143,166**	140,109	**142,805**	140,028	

See accompanying notes to unaudited consolidated financial statements

Consolidated Statements of Cash Flows (unaudited)

(Amounts in 000's) (Canadian Dollars)	**Three months ended Nov. 30, 2001**	Three months ended Nov. 30, 2000	**Six months ended Nov. 30, 2001**	Six months ended Nov. 30, 2000	Period from inception Sept. 5, 1986 to Nov. 30, 2001
OPERATING ACTIVITIES					
Loss for the period	**$ (3,683)**	$ (3,806)	**$ (6,739)**	$ (6,342)	$ (68,121)
Add items not requiring a current outlay of cash:					
Depreciation and amortization	**1,004**	1,002	**1,896**	1,873	10,783
Net gain on sale of capital assets	**–**	–	**–**	–	(126)
Restructuring costs	**–**	–	**–**	–	626
Net change in non-cash working capital balances related to operations	**(1,302)**	1,042	**(2,182)**	(156)	1,272
Cash used in operating activities	**(3,981)**	(1,762)	**(7,025)**	(4,625)	(55,566)
INVESTING ACTIVITIES					
Sale (purchase) of short-term investments	**(1,953)**	(13,232)	**5,469**	(43,912)	(40,566)
Acquisition, net of cash received	**–**	–	**–**	–	(539)
Acquired research and development	**–**	–	**–**	–	(715)
Additions to capital assets	**(9)**	(14)	**(90)**	(26)	(3,345)
Cash proceeds on sale of capital assets	**–**	–	**–**	–	348
Cash provided by (used in) investing activities	**(1,962)**	(13,246)	**5,379**	(43,938)	(44,817)
FINANCING ACTIVITIES					
Issuance of warrants	**–**	–	**–**	–	31,877
Issuance of common shares	**610**	191	**650**	390	70,293
Cash provided by financing activities	**610**	191	**650**	390	102,170
Increase (decrease) in cash and cash equivalents during the period	**(5,333)**	(14,817)	**(996)**	(48,173)	1,787
Cash and cash equivalents, beginning of period	**7,120**	17,572	**2,783**	50,928	–
Cash and cash equivalents, end of period	**$ 1,787**	$ 2,755	**$ 1,787**	$ 2,755	$ 1,787

See accompanying notes to unaudited consolidated financial statements

Notes to Consolidated Financial Statements (unaudited)

1. BASIS OF PRESENTATION

These consolidated financial statements of Lorus Therapeutics Inc. ("the Company") follow the same accounting policies and methods of their application as the audited annual financial statements for the year ended May 31, 2001. These consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements.

2. SHARE CAPITAL

As of November 30, 2001, there were 6,362,115 options outstanding and nil purchase warrants outstanding to acquire common shares of the Company. During the six month period ended November 30, 2001, 475,700 warrants were exercised to purchase common shares of the Company for proceeds of $195,000 and 766,666 warrants expired.

3. STOCK-BASED COMPENSATION

Stock options granted to consultants and other non-employees are accounted for using the fair value method. Under this method, options granted are recognized at their fair value as services are performed and options are earned.

Stock options granted to employees are accounted for using the intrinsic value method. For options with contingent vesting criteria, the option is treated as a variable award and is revalued at the end of each reporting period until the final measurement date. Compensation cost is amortized over the vesting period of the option.

For the six month period ended November 30, 2001, the Company recorded a stock-based compensation expense of $233,000 and a deferred stock-based compensation charge of $24,000. The amounts for the comparable six month period last year were $172,000 and nil respectively.

7100 Woodbine Ave. Suite 215 Markham ON Canada L3R 5J2
T 905 305 1100 F 905 305 1584 www.lorusthera.com